INVEST IN **GROMA REAL ESTATE TRUST**

Tech-powered real estate built for steady returns


Groma
Own your bit of the world
INVEST TODAY
wefunder.com/groma

groma.com Boston, MA

Technology | Fintech & Finance | Notable Angel | Blockchain & Web3 | B2C

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Profitable
Profitable for prior 3 months and expect same in future

1. AI-powered real estate system optimizing costs & scaling efficiencies in high-demand urban markets
2. Significant 2025 growth; $2M revenue, 25% YoY increase powered by 700+ units across 100+ buildings
3. 10 consecutive quarters of investor cash distributions from rental income
4. Leadership team with $8B+ in prior exits, including Grubhub & LevelUp
5. $100M+ income-producing multifamily portfolio already operating today
6. $1T+ housing market hiding in plain sight with <1% institutional ownership

7 $70M+ invested from institutions and family offices

8 On track to expand into 20+ U.S. cities

Team



Seth Priebatsch CEO

Serial founder & category creator. Built and sold LevelUp to Grubhub (~$400M). Grubhub executive through its $7B Just Eat Takeaway acquisition. Former CRO and CSO.



Paul N Bell Chief Legal Officer

Real estate legal expert. Former law firm partner and Greenberg Traurig attorney. Co-founded and led a real estate firm managing 300+ residential units and 500k sq ft of commercial space. UC Santa Barbara History BA. Boston College Law School JD.



Christina Dorobek Head of Investor Strategies

Capital strategist. Led $2B+ in annual revenue and built Grubhub's $150M enterprise business supporting $8B+ in volume. Helped drive $390M and $7.3B exits. Designed Groma's capital strategy raising ~$200M. Wellesley College American Studies & English BA.



Lawrence Pereira Chief Financial Officer

Finance executive. Managed risk for $2B+ global investment portfolio & oversaw $3B+ in transactions. Former Chief Compliance Officer, 20+ year SEC/FINRA record. Chief Economist helping shape NYC real estate policy. Fordham University Economics BA. UCLA Anderson Finance MBA.



Jason Urton Chief Technology Officer

Engineering leader. 15+ years across hands-on development and CTO roles. Early LevelUp leader, scaling teams to 30+ engineers and platforms supporting 1M+ daily orders. Led 80+ engineers at Grubhub supporting 2.5M+ orders/day. Lafayette College BA.



Michael Rosenstein Head of Acquisitions

Investment expert. Led $3B+ in real estate transactions. Former investor at Berkshire Residential, Cushman & Wakefield, & Hackman Capital. University of Denver Political Science BA. University of Arizona MBA. Thunderbird School of Global Management MGM.



Grant Fishman Head of Property Operations

Operations specialist. Leads a 25-person team managing 135 properties & 625 units w/ 95%+ occupancy; $25M annual rent roll. Drove 75%+ portfolio growth in '25. Suffolk University Politics & Economics BA.

growth in '23. Suffolk University Politics & Economics BA.



Sloane Thomson VP, Physical & Digital Experience Design

Design leader. Built & led product and brand design teams at LevelUp and Grubhub for KFC, Wendy's, and 350+ other custom apps. Leads Groma brand, digital, and physical design across properties and platforms. Boston University BA.



Chris Lehman Head of Research & Policy

Policy architect. Advised on insurer negotiations for $50B+ in pharmaceutical products and built demand models driving $50M+ in annual efficiencies. Engaged federal policymakers on investment access. Harvard Political Science & Economics BA.

linkedin.com



Emma Hastings Head of People

People Ops expert. Contributed to hyper-growth from 200 to 1,500+ employees. Led multi-million-dollar, multi-year workplace projects. Led pandemic and Return-to-Work execution, sustaining x% employee retention. College of Charleston BS.



Jay Zagami Chief of Staff

Growth operator. Founded and led 5+ companies serving enterprise brands and state governments. Delivered $1M–$100M+ digital initiatives, including a $150M Mass Lottery transformation. Former Adobe enterprise leader.

Why Groma?


Groma Real Estate Trust
Real estate investing, built for everyday investors.

When people think about investing, they often think in big swings — startups, stocks, moonshots, things that either work really well or sometimes not at all.

Real estate has always been different. It's known to be one of the more durable ways people build wealth.

The challenge with investing in real estate has never been demand, it's been access. Traditionally, investing requires large down

payments, hands-on management, and becoming a landlord, essentially a second job. For many people, that isn't realistic.

At Groma, our mission is simple: enable everyone to own a bit of the world around them.

The Groma Real Estate Trust gives everyday investors access to income-producing real estate without large down payments or landlord headaches. Investors own shares in a professionally managed real estate investment trust (REIT) that owns and operates small multifamily apartment buildings and distributes rental income quarterly.



Small apartment buildings — the triple-deckers and walk-ups found in cities across the U.S. — represent well over $1 trillion in real estate value. They house millions of people and generate steady income, but the market has historically been difficult to modernize and scale.

This is Groma's opportunity.

We operate hundreds of buildings through a unified operating platform. Our AI-powered operating system brings institutional discipline to acquisitions, renovations, and day-to-day operations, unlocking efficiencies individual owners and traditional REITs can't match.

Today, Groma owns and manages $100M+ in properties and has delivered consistent quarterly distributions. Founded by a team with $8B+ in exits, including LevelUp's acquisition by Grubhub, Groma is opening an institutional-grade investment strategy to everyday investors.

Investors are already earning **quarterly returns**

Target Total Return	Target Cash Yield

PROVEN CASH FL

8-12%

4-5%

Target Appreciation

4-7%

Portfolio Occupancy

98%

OPERATING AT SCALE

Multifamily Buildings

100%

Total Apartment Units

700+

Total Ecosystem Value

$150M+

Collection Rate

99%+

Future returns are not guaranteed.

The Groma Real Estate Trust is currently operating and generating cash flow and appreciation for investors, with quarterly distributions funded from rental income at a diversified set of small multifamily properties.

The **most overlooked** asset class in real estate

Small multifamily apartment buildings are the backbone of urban housing in America. These are unstaffed 2-20 unit buildings found in cities across the country. Together, they house tens of millions of people and represent more than 2 million buildings nationwide.

Despite that scale, this is one of the few major real estate asset classes that institutions have largely avoided. Small multifamily has long been fragmented and inconsistent, making it difficult to manage more than a handful of properties at a time.



Acquisitions are hard to scale

Underwriting one big building is easy.
Underwriting dozens of small ones isn't.

Every building is different

No two layouts, systems, or utilities match — each property requires customization and standardization.

Operations are complex

A distributed portfolio of properties requires purpose-built technology, designed with performance and scale in mind.

Ideal for individual, local owners, this property category never developed the shared infrastructure needed to scale. As a result, ownership became inefficient and unpredictable, pushing institutional capital toward easier-to-manage asset classes.

When small multifamily failed to modernize, the costs added up.

Residents were left in outdated housing.

Owners faced rising costs with limited upside.

Investors were locked out of one of the largest income-producing real estate markets in the country.

Today, at a time of historic housing undersupply, millions of existing apartments are left in dilapidated conditions because the system around them never evolved.

This gap created one of the biggest inefficiencies in U.S. housing.

The AI engine turning small buildings into an **intelligent portfolio**

Groma was designed to run small apartment buildings differently. Instead of managing each property in isolation, the same renovation standards, workflows, and operating decisions are applied across all buildings. The result is consistency in a part of the housing market that historically had very little of it.

This is what allows hundreds of dispersed buildings to function like one professionally managed operation.


Responding
Generating Work Order
Drywall Repair - #1891573-1
Resident reported a hole in the living room wall caused during a game-related accident.
The damage is acknowledged as their r

At the center of our portfolio is Grobot, Groma's in-house AI-powered operating system built specifically for small multifamily buildings. Grobot coordinates what happens across the portfolio — acquisitions, renovations, leasing, maintenance, and day-to-day operations — so teams aren't reinventing the wheel at every

property. As more buildings come online, the system uses machine learning to get better at predicting costs, planning maintenance and renovations, as well as allocating resources.

Today, roughly 60% of recurring operational tasks across Groma are handled by Grobot, allowing the platform to scale without expanding headcount at the same rate.

01
Acquire

Screens thousands of opportunities using automated underwriting and portfolio data, allowing Groma to focus human effort on the highest-probability deals.

02
Standardize

Applies portfolio-wide standards for renovations and upgrades, optimizing durability, cost, and long-term performance.

03
Operate

Coordinates leasing, maintenance, and renewals across the portfolio, reducing manual overhead and improving consistency at scale.

As the portfolio grows, every building feeds data back into the system, sharpening underwriting, improving renovation outcomes, and lowering operating friction over time.

Automation handles what it's good at: volume, repetition, and pattern recognition. People stay in the loop where judgment matters. Capital decisions, compliance, resident relationships, and investment approvals remain human-led. That balance is intentional, and it's what keeps the system reliable as it scales.

All of this operating infrastructure sits inside the Groma Real Estate Trust, which is how rental income ultimately flows to investors.

With Grobot, small multifamily can finally be managed at scale. Performance comes from how the system operates as a whole, not from any single property.

That's what turns a set of buildings spread across a city into an investable asset class.

Institutional-level real estate returns, **accessible to everyone**

When apartment buildings are managed one at a time, performance is uneven. Each property carries its own costs, risks, and operational challenges, making outcomes highly dependent on individual buildings and local conditions.

When those same buildings are operated as a portfolio, economics of scale emerge. Cash flow becomes more stable, costs come down, and performance becomes more predictable. That's the difference between one-off ownership and professionally managed real estate at scale.

That's what investors access with the Groma Real Estate Trust.





One-off ownership	Portfolio operation (Groma)
Isolated performance	Diversified income
Manual operations	Centralized operations
Uneven cash flow	Predictable cash flow
Single-asset risk	Portfolio-level risk management

Hundreds of investors, and growing

We've raised $70M+ largely from institutions and family offices to build and scale our strategy.

> "Small multifamily real estate represents a significant portion of the U.S. housing market that has traditionally lacked institutional-scale management due to its fragmented and non-standardized nature. Groma addresses this by applying a sophisticated tech stack that turns non-uniform assets into a standardized, scalable portfolio—bridging the gap between small-scale real estate and institutional-grade operations."
>
> **Max Osbon**
> Owner, Osbon Capital
> Investor in GromaREIT since 2021
>
> *Max Osbon is a member of the Limited Partner Advisory Committee for Groma Fund II and has a financial interest in the firm.*

> "I invested in the GromaREIT because the team is tackling one of the hardest problems in housing, and they have the experience and track record to execute at scale. Small multifamily may look simple, but it's operationally complex, and Groma's technology platform is what makes this market truly investable. It feels less like owning individual properties and more like backing a long-term platform I'm excited to support."
>
> **Raza Shaikh**
> Managing Director, Launchpad Venture Group
> Investor in GromaREIT since 2021

A proven leadership team with $8B+ in exits

Groma is led by seasoned operators with deep experience across real estate, technology, finance, and operations. Much of the leadership team has worked together for 15+ years, developing a symbiotic

operating rhythm through repeated cycles of building, scaling, and exiting companies together. They've driven more than $8B in realized exits, including LevelUp's $400M+ acquisition by Grubhub and Grubhub's later $7B acquisition.

That same systems-first, engineering-driven mindset now guides how the team approaches real estate. It shows up in disciplined execution, clear operating standards, and long-term decision-making across the Groma Real Estate Trust, all with the goal of delivering durable, repeatable returns for investors.



EXECUTIVE TEAM
Seth Priebatsch
CEO & Founder
Paul Bell
Chief Legal Officer
Christina Dorobek
Head of Investor Strategies
Lawrence Pereira
Chief Financial Officer
Jason Urton
Chief Technology Officer
Michael Rosenstein
Head of Acquisitions
Grant Fishman
Head of Property Operations
Sloane Thomson
VP, Experience Design
Chris Lehman
Head of Research & Policy
Emma Hastings
Head of People
Jay Zagami
Chief of Staff

LevelUp GRUBHUB Adobe

BOSTON UNIVERSITY Ucla HARVARD UNIVERSITY FORDHAM UNIVERSITY

The $1T asset class most investors overlook

A MASSIVE MARKET INSTITUTIONS OVERLOOK

Tens of Millions
of renters living in these properties

2M+
buildings across U.S. cities

<1%
Institutional Ownership

$20+ Trillion
U.S. Commercial Real Estate Market

$1+ Trillion
Small & Mid-Sized Apartment Buildings (2–75 units) *often referred to as "small multifamily"*

The gap between market size and institutional ownership defines our opportunity.

Recurring cash distributions and appreciation
from a diversified housing portfolio

How the Groma Real Estate Trust works

A REIT allows investors to own a share of a diversified real estate portfolio without buying, managing, or financing individual properties.

01 **Investor**
Buys shares in the Groma Real Estate Trust

02 **Groma Real Estate Trust**
Owns and operates apartment buildings

03 **Residents**
Pay monthly rent

04 **Rental Income**
Covers operating costs, debt service, and reserves first

05 **Returns**
Remaining cash paid as quarterly distributions + long-term growth

Future returns are not guaranteed.

The Groma Real Estate Trust is a REIT that owns and operates income-producing apartment buildings. When investors buy shares in the Trust, they become partial owners of a diversified portfolio of small and mid-sized multifamily properties without the work of buying or managing buildings themselves.

Rental income is collected across the portfolio. After operating expenses, debt service, and reserves are paid, remaining cash flow is distributed to investors on a quarterly basis. Over time, improvements in operations and net operating income support both ongoing distributions and long-term asset value growth.

Real estate ownership, **no landlord responsibilities**

Without the work	With the benefits
Managing individual buildings and residents	Diversified real estate ownership
Handling maintenance or operations	Ongoing rental income
Arranging property level financing	Long-term appreciation

Groma serves as the operator and manager of the portfolio on behalf of the Trust. We source properties, oversee renovations, and manage day-to-day operations. In return, we earn management and operating fees. Our incentives are aligned with investors: stronger overall performance benefits everyone.

This is not a venture model or a speculative strategy. Returns are generated by rent from existing housing, strengthened through

disciplined operations and portfolio-level execution.

A portfolio built for **recurring income and long-term value**

PORTFOLIO AT A GLANCE

~2x
portfolio growth over the past 12 months
(assets under management)

~5%
asset value growth in 2025
(based on internal valuations)

$150M+
assets under management

~2x NOI
growth at the property level over ~4 years of ownership

At the property level, Groma's operating model has driven meaningful net operating income growth through disciplined cost control and standardized execution. That operating leverage has translated into steadily increasing asset values and 10 consecutive quarters of recurring cash distributions to investors, generated through ongoing operations rather than asset sales.

Distributions



$2.0M
$1.5M
$1.0M
$500k
$0
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Month $456,591.92
Cumulative $1,660,462.55

Operating Expense Ratio*



60%
55%
50%
45%
40%
35%
30%
2020
2021
2022
2023
2024
2025
*for Groma Properties by Year of Purchase
2020 Cohort
2021 Cohort
2022 Cohort
2023 Cohort
2024 Cohort
2025 Cohort

Across acquisition cohorts, operating expense ratios decline as properties are standardized and integrated into the platform.

Across the assets, operating expense ratios range from 29–38%, reflecting portfolio-level execution, well below the ~45-50% typical expense ratios that are the national average for properties of this size. These efficiencies support durable cash flow today and create operating leverage as the portfolio scales.


How Returns Are Built
01
Rental Income
02
Operating Efficiencies
03
Long-term Asset Value

In addition to cash income, the portfolio is structured to grow in value over time. As buildings are renovated and integrated into Groma's centralized operating platform, net operating income increases through standardized upgrades, reduced operating costs, and improved rent execution. These improvements support both distribution stability and long-term asset value growth.


Case Study:
Boston Growth Fund I, 39 Buildings
Portfolio Value
$62.5M
at acquisition
$82.3M
after renovation & tech-enabled operations

Before launching the Groma Real Estate Trust, the Groma team validated this operating model through a closed-end fund in Boston that acquired 39 buildings, increased asset value from $62.5M to $82.3M, delivered approximately 20% gross internal rate of return (IRR), and materially reduced operating expense ratios through operational efficiencies. The REIT structure was created to make this model continuous, diversified, and scalable.

The Groma Real Estate Trust is structured as a private REIT. With quarterly redemptions, there is partial liquidity though real estate investors should generally be seeking to hold shares long-term. The focus is steady income, diversification, and compounding value

rather than short-term trading.

The Groma Real Estate Trust is structured as a private REIT. Investors should expect limited liquidity and be prepared to hold shares long-term. The focus is steady income, diversification, and compounding value rather than short-term trading.

This is a cash-flowing real estate portfolio in operation today, built to deliver recurring income now and strengthen over time.

A clear path to **20+ cities**

The Groma Real Estate Trust is built to scale intentionally.

After establishing a strong operating foundation in Greater Boston, Groma has begun expansion into Providence. The city offers similar housing stock, geographic proximity, and immediate operational leverage from Groma's existing platform, making it a natural first step beyond the initial market.


PROVIDENCE, RHODE ISLAND

From there, the Groma Real Estate Trust plans to expand into 20+ dense U.S. cities over time, focusing on markets with a high concentration of 2–20 unit apartment buildings, limited new supply, and fragmented ownership. These are markets where renter demand is consistent, institutional ownership remains low, and Groma's technology, standardized renovations, and centralized operations create a clear advantage.

Expansion is approached market by market, building local density rather than spreading thin. Each new city is selected based on operating feasibility, risk-adjusted returns, and strategic adjacency to the existing footprint, allowing the platform to compound as it grows.

The markets shown on the map reflect current operations, near-term expansion, and medium-term opportunities, not a fixed sequence or commitment of capital. Growth will remain disciplined and paced by opportunity.


SAN FRANCISCO
LOS ANGELES

In parallel with geographic expansion, Groma is expanding who gets to own real estate.

Access to high-quality, private real estate has historically been limited to institutions and high-net-worth investors. The Groma Real Estate Trust is designed to open that access to everyday investors, allowing more people to own a stake in institutional-grade housing through a simple, transparent structure.

The Groma Real Estate Trust started out being accessible only to high-net-worth accredited investors. As the model stabilized, and the vehicle met key regulatory requirements, access was expanded to more investors. Groma's mission is to enable everyone to own a bit of the world around them, and looking ahead, Groma plans to support additional ownership rails, including blockchain-based infrastructure as the regulatory environment around tokenized securities continues to progress. In this model, a token would represent the same underlying ownership in the Real Estate Trust, with identical economic rights and cash distributions, increasing access for investors large and small all across the world.

For our **early investors**

Our perks stack. Investors will receive perks at their level of investment and the perks of the levels under that amount.

$100+	$1,000+
Groma residents: $250 credit toward rent Non-residents: Direct $250 to a Groma resident, or redeem at any Groma property within 24 months	Groma swag pack with a collectible GromaCoin

$10,000	$25,000
Virtual meeting with the Groma team, including a technical demo of how Grobot sources, renovates, and operates properties	Video meeting and virtual property tour with executive team member's

$50,000	$100,000
"How Groma Thinks" investor packet covering strategy, thesis, and mental models Private session with Groma's Head of Research and Policy	Investor on-site, invitation to an in-person property tour in Boston *(travel and accommodation not included)*

Invest in income-producing real estate alongside institutions

By opening the Groma Real Estate Trust to community investors, we're inviting a broader group of people to own a share of income-producing housing that already exists, actively generates rent, and presently supports real neighborhoods.

Everyday investors can own real assets, producing real income, over the long term.

When you invest in Groma, you're investing alongside experienced operators in a portfolio that's working today. You're helping modernize existing housing, strengthen communities, and build a more durable model for urban real estate ownership.

If you believe housing should work better—for investors, residents, and cities—we invite you to join us.


Invest in the
Groma Real Estate Trust
wefunder.com/groma